SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2004.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

REPORT ISSUED BY ENDESA S.A.’S BOARD OF DIRECTORS REGARDING THE TENDER OFFER BY GAS NATURAL

The members of the Board of Directors of Endesa S.A. (NYSE: ELE) (henceforth referred as “Endesa”), present or represented at a meeting held on March 7, 2006 approved by unanimous decision, under article 20 of Royal Decree 1197/1991 dated July 26 regarding tender offer practices, the following report regarding the Tender Offer (henceforth referred as “Offer) by Gas Natural SDG, S.A. (henceforth referred as “Gas Natural”). Items 1 and 2 describe the Board’s position, and the rest, in accordance with the above referred decree, provide detailed information and opinions affecting each member individually.

1. ENDESA’S BOARD OF DIRECTORS OPINION ON GAS NATURAL TENDER OFFER

The Board of Directors strongly recommends that Endesa’s shareholders reject the Gas Natural Offer and do not tender their Endesa Ordinary Shares or Endesa ADSs pursuant to the Gas Natural Offer, for the following reasons:

A. The Offer Price is substantially lower than Endesa’s value under customary valuation criteria and lower still than Endesa’s value in a change-of-control transaction such as the Gas Natural Offer, in which a control premium is normally paid.

B. Endesa on a standalone basis is likely to generate greater value for its shareholders in the short- and long-term than Gas Natural’s offer.

C. Most of the consideration (65.54%) offered by Gas Natural consists of its ordinary shares, whose current trading price overvalues the weak prospects of Gas Natural’s business in the medium- and long-term.

D. The proposed combined group’s performance is likely to reflect substantially lower synergies—and substantially higher negative synergies and integration costs—than are currently estimated by Gas Natural.

E. The asset divestitures resulting from Gas Natural’s agreement with Iberdrola and the conditions imposed on the transaction by the Spanish Council of Ministers would significantly weaken Endesa’s and Gas Natural’s existing businesses while strengthening the proposed combined group’s main competitor, Iberdrola, and creating substantial regulatory risks.

F. Gas Natural’s agreement with Iberdrola does not maximize the value of the assets being sold because it precludes a competitive auction process.

G. The control exercised over Gas Natural by its principal shareholders creates a risk of conduct that may be detrimental to Endesa’s shareholders.

H. The Offer Price is substantially lower than a competing all-cash offer announced by E.ON Zw¨olfte Verwaltungs GmbH (‘‘E.ON’’).

2. REASONS

The principal reasons for the conclusions and recommendation of the Board of Directors set forth above are as follows:

A.
The Offer Price is substantially lower than Endesa’s value under customary valuation criteria and lower still than Endesa’s value in a change-of-control transaction such as the Gas Natural Offer, in which a control premium is normally paid.

•
The closing price of the Endesa Ordinary Shares was Euro 27.45 on March 6, 2006, the day prior to the decision of the Board of Directors to recommend that Endesa’s shareholders reject the Gas Natural Offer, reflecting the market’s understanding of Endesa’s strong fundamentals as well as market trends in the electricity sector.

•	The closing price of the Endesa Ordinary Shares on March 6, 2006 was 27% higher than the Offer Price.

•
The implied value of the Endesa Ordinary Shares on March 6, 2006 based on the current trading multiples of other Iberian utility companies is 52% higher than the Offer Price. The Offer Price reflects an EV/EBITDA multiple of 8.5 in 2005, compared to an average multiple of 10.5 for Unión Fenosa, Iberdrola and EDP.

•
Endesa’s shareholders are entitled to receive a premium for their Endesa Ordinary Shares in a change-of-control transaction such as the Gas Natural Offer in accordance with market practice. However, the Offer Price does not include any control premium.

B.	Endesa on a standalone basis is likely to generate greater value for its shareholders in the short- and long-term than Gas Natural’s offer.

•
Endesa’s strategic plan sets forth clear, attainable objectives through 2009 based on the company’s strong economic and financial fundamentals, with a focus on returning cash to shareholders, achieving strong organic growth, implementing an efficiency plan and divesting non-strategic assets, which together provide a platform for long-term value creation for shareholders. The company’s key financial targets through 2009 include:

—	Annual EBITDA growth of 10-11% and annual net income growth above 12%
—	Estimated savings of Euro 525 million by 2009 resulting from an efficiency plan
—	The disposal of non-strategic assets in excess of Euro 4 billion
—
Annual dividend growth from ordinary activities of at least 12%, and 100% payout of capital gains from disposals of non-strategic assets, with a commitment to return to shareholders more than Euro 7 billion in dividends in the period from 2005 to 2009

—	The implementation of a Euro 14.6 billion investment plan during the same period based on organic growth while maintaining a net debt-to-equity leverage ratio below 1.4 (including minority interests)

•	Endesa’s performance in 2005 demonstrates the feasibility of the 2009 targets presented in the company’s strategic plan for 2005 to 2009.

—	33% growth in EBITDA and 154% growth in net income
—	34% (Euro 181 million) of efficiency plan targets fulfilled in 2005
—	Non-strategic asset disposals in excess of Euro 3 billion in 2005, of which Euro 2.6 billion resulted from the sale of Auna, delivering 75% of the company’s commitment on such disposals through 2009
—	Dividends of over Euro 2.5 billion already declared and approved by shareholders in respect of 2005, delivering 35% of the company’s commitment on dividends through 2009.
—	A sound financial position, evidenced by a net debt-to-equity leverage ratio of 1.1 (including minority interests) at December 31, 2005

C.
Most of the consideration (65.54%) offered by Gas Natural consists of its ordinary shares, whose current trading price overvalues the weak prospects of Gas Natural’s business in the medium- and long-term.

•
According to Gas Natural’s own figures, its share of the gas supply market has declined from 80% to 48% in just four years. This decline in market share will continue in view of trends in other liberalized markets.

•
Gas Natural’s gas distribution business in Spain has generated unsustainable returns as compared with those of its peer companies in other European countries. As a result, Gas Natural’s returns for this business may face significant regulatory risks in the future.

•	Gas Natural has no gas production of its own, and its joint venture with Repsol has been weakened by Repsol’s recent write-down of reserves.

•
Gas Natural’s earnings growth has historically depended on income consolidation and capital gains from its investment in Enagas, which Gas Natural would be required to reduce as a result of the transaction from 9.9% to one percent. Excluding the impact of Enagas on Gas Natural’s operating income and extraordinary gains, Endesa estimates that Gas Natural’s net income would have totaled approximately Euro 471 million in 2005 compared to Euro 442 million in 2004, demonstrating annual growth of 6.5% compared to Gas Natural’s reported annual growth rate of 16.7% and its average target annual growth rate of 10%.

•
Gas Natural’s shares are substantially less liquid than Endesa’s, with an average daily trading volume of Euro 22 million in 2005 prior to the announcement of the Gas Natural Offer, compared to Euro 193 million for Endesa. As a result of this illiquidity, Gas Natural’s share price may not reflect the market’s views about the company’s performance as accurately as would be the case with a more liquid stock. This concern is highlighted by the fact that, as of the trading day prior to the announcement of the Gas Natural Offer, Gas Natural’s share price was overvalued by more than 10% relative to the average target price for Gas Natural among research analysts.

•
Gas Natural is proposing to issue up to 602,429,955 new ordinary shares to Endesa’s shareholders, which is 4.8 times Gas Natural’s current free float. As a result of this capital increase, the price of Gas Natural Ordinary Shares could vary substantially, affecting the value of the consideration, as Gas Natural itself has disclosed in the Gas Natural Prospectus.

•	In the event Repsol sells its 30.8% stake in Gas Natural, Gas Natural’s share price would likely be adversely affected by the large number of shares made available for sale in the market.

D.
The proposed combined group’s performance is likely to reflect substantially lower synergies—and substantially higher negative synergies and integration costs—than are currently estimated by Gas Natural.

•
Gas Natural’s projected pre-tax synergies of Euro 350 million per year by 2008 are overstated. Endesa estimates that, prior to the divestitures that are required by the Spanish Council of Ministers or planned by Gas Natural, the maximum amount of synergies achievable would be in the range of Euro 80 million to Euro 140 million, and that, after such divestitures, any potential synergies would be even lower.

•
Endesa estimates that the proposed combined group’s cost structure will increase by more than Euro 200 million per year as a result of negative integration synergies, including the adoption of a territorial corporate structure that has proved ineffective in the past. This figure does not include additional negative synergies from asset disposals and regulatory risk that have not been quantified. In addition, Endesa estimates that integration costs from the transaction would amount to more than Euro 600 million as compared to Gas Natural’s estimate of Euro 243 million.

•
Endesa’s concerns about the proposed combined group’s profitability are heightened by the absence of any adequately supported financial targets or forecasts for the proposed combined group, as is evident from the Gas Natural Prospectus. As a result, neither Endesa nor its shareholders have the necessary information with which to assess the proposed combined group’s ability to create value for shareholders.

•
Endesa is concerned that Gas Natural’s management does not have the experience needed to integrate or manage a company of Endesa’s scale and complexity. The largest company acquired by Gas Natural in the past five years had an enterprise value of Euro 272 million, which is 207 times smaller than Endesa’s enterprise value of Euro 56,353 million as of March 6, 2006. Endesa believes that the challenges for Gas Natural’s management of running the company and executing the integration and divestitures create very substantial risks of value destruction for shareholders.

E.
The asset divestitures resulting from Gas Natural’s agreement with Iberdrola and the conditions imposed on the transaction by the Spanish Council of Ministers would significantly weaken Endesa’s and Gas Natural’s existing businesses while strengthening the proposed combined group’s main competitor, Iberdrola, and creating substantial regulatory risks.

•
The mix of assets in the combined business after required divestitures would be less attractive than Endesa’s and offer fewer opportunities to create sustainable value for shareholders. Among other things:

—
The proposed combined group would be forced to sell more than Euro 10 billion of assets in key markets in Spain, Italy, France and Poland, including the sale of 11,632 MW in operation and 1,200 MW under plan.

—
The proposed combined group’s estimated share of the electricity generation market in Spain would fall to 30% compared to Endesa’s current share of 39%, while Iberdrola’s estimated share of the electricity generation market would rise to 36% from 27%, handing Endesa’s market leadership to the proposed combined group’s main competitor as recognized by Gas Natural. Moreover, the proposed combined group’s production would cover a much smaller portion of the company’s supply business, requiring it to purchase as much as 37% of its supply requirements in the spot market, compared to 9% for Endesa today. This added exposure to price changes in the wholesale market would increase the volatility of the proposed combined group’s results. Meanwhile, Iberdrola’s estimated generation-supply balance would be significantly improved, reducing the percentage of its supply requirements that it must purchase in the spot market from 31% to 12%.

—
The proposed combined group would be required to divest approximately 5,400 MW of generation capacity in Italy, France and Poland, representing 58% of Endesa’s current generation capacity in these countries. These divestitures involve a total loss of Endesa’s business in France and a reduction of nearly half of Endesa’s business in the Italian generation market. Consequently, the transaction would result in a substantial loss to Endesa’s European growth project, which has been an increasingly significant contributor to Endesa’s results in recent years.

—	Gas Natural’s failure to provide any information regarding its planned divestitures makes it more difficult to assess their impact on the proposed combined group.
—	The proposed combined group’s geographic profile will be less balanced and exposed to greater risks due to its increased dependence on Latin America

—
As a result of these divestitures, the proposed combined group would be only 10% larger in terms of enterprise value and 2% in terms of EBITDA than Endesa is today, with a smaller electricity business than Endesa’s, a smaller presence in Europe, reduced geographic diversification in its business and less balance between generation and sales.

•	Endesa believes that the proposed combined group would aggravate the structural problems currently faced by the electricity sector.

—	The transaction would reduce the transparency and credibility of the wholesale market for electricity.
—	The transaction would impede progress toward an additive tariff that reflects the real costs of the sector—an issue on which Gas Natural has taken contradictory positions.
—	The transaction would create substantial overlap in gas and electricity distribution networks in many areas of Spain.

F.	Gas Natural’s agreement with Iberdrola does not maximize the value of the assets being sold because it precludes a competitive auction process.

•
The proposed combined group is unlikely to receive the full value of the assets it would be required to sell due to the terms of Gas Natural’s agreement with Iberdrola and the forced nature of the sale. Recent transactions in Spain indicate that competitive auction processes generate proceeds of as much as 40% above the market consensus on ‘‘fair value’’. However, the price mechanism established in Gas Natural’s agreement with Iberdrola would not generate prices at levels similar to a competitive auction process.

G.	The control exercised over Gas Natural by its principal shareholders creates a risk of conduct that may be detrimental to Endesa’s shareholders.

•
As stated in the Gas Natural Prospectus, the interests of Gas Natural’s principal shareholders may differ from those of Gas Natural and its other shareholders, which could create conflicts of interest affecting the conduct of Gas Natural’s business or potential change-of-control scenarios.

H.	The Offer Price is substantially lower than a competing all-cash offer announced by E.ON.

•
On February 21, 2006, E.ON, a private European energy company, announced that it intended to make an offer for all Endesa Ordinary Shares and Endesa ADSs outstanding at a price of Euro 27.50 per share in cash. E.ON’s offer is 28% greater than the Offer Price.

•	E.ON’s offer is all in cash, which makes it easier for Endesa’s shareholders to make a decision with respect to the offer.

    The Board of Directors has made a preliminary assessment of E.ON’s offer and will make a formal recommendation when such offer is approved by the CNMV.

3. EXISTENCE OF AGREEMENTS BETWEEN THE COMPANY AND THE OFFEROR
No agreement exists between the Company and the Offeror with regard to the Offer.

4. EXISTENCE OF AGREEMENTS BETWEEN THE OFFEROR AND THE MEMBERS OF THE BOARD OF DIRECTORS
No agreement exists with regard to the Offer between the Offeror and the members of the Board of Directors of Endesa

5. INDIVIDUAL OPINION OF THE MEMBERS OF THE BOARD OF DIRECTORS OF ENDESA

None of the members of the Board of Directors of Endesa, present or represented, at the meeting held on March 7, 2006, expressed an individual opinion with regard to the Offer different with the one taken collectively and which has been described under items 1 and 2 of this document.

Mr. Quintás did not attend this Board Meeting due to a potential conflict of interest because he is the Chairman of the Spanish Confederation of Saving Banks and, therefore, has not stated his position with regard to the Gas Natural Offer.

6. INTEND TO TENDER OF THE MEMBERS OF THE BOARD OF DIRECTORS OF ENDESA
None of the members of the Board of Directors of Endesa, present or represented, at the meeting held on March 7, 2006, currently intend to tender any Endesa Ordinary Shares over which they have sole dispositive power.

Mr. Quintás Seoane, due to the reason explained in item 5, did not attend this Board Meeting and has not informed Endesa as to whether he intends to tender his 1,525 shares of Endesa pursuant to the Gas Natural Offer.

Caja Madrid has informed Endesa through its chairman, Mr. Blesa, that it does not intend to tender any of its Endesa Ordinary Shares pursuant to the Gas Natural Offer.

The following table specifies the number of Endesa shares held, directly or indirectly, by the members of the Board of Directors of Endesa as well as the equivalent percentage of the company’s capital held, directly or indirectly:

Members of the Board of Directors	Total Number of Ordinary Shares Held	Percentage Held Directly or Indirectly
Manuel Pizarro Moreno	100,004	0.00944
Rafael Miranda Robredo	7,585	0.00071
Alberto Alonso Ureba	—	—
Miguel Blesa de la Parra	600	0.00005
José María Fernández Cuevas	—	—
José Manuel Fernández -Norniella	—	—
Rafael González-Gallarza Morales	3,300	0.00031
Juan Ramón Quintás Seoane	1,525	0.00014
Francisco Javier Ramos Gascón	9,771	0.00092
Alberto Recarte García-Andrade	21,350	0.00201
Manuel Ríos Navarro	12,472	0.00117
Juan Rosell Lastortras	10,005	0.00094
José Serna Masía	17,496	0.00165
TOTAL	184,108	0.01734

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
For additional information please contact Álvaro Pérez de Lema, North America Investor Relations Office,
telephone # 212 750 7200

http://www.endesa.es

For additional information please contact Álvaro Pérez de Lema, North America Investor Relations Office,
telephone # 212 750 7200

http://www.endesa.es